U.S. SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

                 AMENDMENT NO. 1 TO FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
ISSUERS UNDER SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE
ACT OF 1934

                NORTECH FOREST TECHNOLOGIES, INC.
           ame of Small Business Issuer in its charter)

Delaware                                           06-1342912
----------------------------------             ------------------
(State or other jurisdiction of               (I.R.S. Employer
incorporation or organization)                Identification No.)

2233 University Avenue, Suite 225
St. Paul, Minnesota                              55114-1696
-------------------------------             ---------------------
(Address of principal executive offices)         (Zip Code)

Issuer's telephone number, including area code
----------------------------------             ------------------

   Securities to be registered under Section 12(b) of the Act:

Title of each class                Name of each exchange on which
                                   each class is to be registered

None                                           N/A
----------------------------------             ------------------

Securities to be registered pursuant to Section 12(g) of the Act:

                  Common Stock, $.001 par value
-----------------------------------------------------------------
                        (Title of class)


Item 1.         Description of Business

Business Development

Through February 2, 2000, Nortech Forest Technologies, Inc. ("Nortech") was engaged in the business of manufacturing and marketing TREE GUARD (R) brand deer repellent and the development of products designed to protect plants, trees and landscaping from damage by animals and certain acts of nature. On February 3, 2000, Nortech entered into a stock sale agreement to purchase all of the outstanding stock of Floral Inc. and FL Flowers, Inc., in exchange for 3,206,245 shares of common stock, plus an additional 6,412,474 shares of common stock contingent upon achieving certain annual gross sales targets, and changed its business focus to retail flower sales.

As a result of the stock sale agreement, Nortech acquires an ongoing floral business with 12 florist shops located in the Minneapolis/St. Paul metropolitan area, operating under the names FL Floral, Inc. and FL Flowers, Inc., d.b.a. Stems and Vines, including equipment, inventory and goodwill.

On February 3, 2000, in a move to effectuate the change of the principal business of Nortech from animal repellent sales to floral sales, Nortech sold all of the assets associated with its animal repellent business to Becker Underwood, Inc. for the sum of $850,000, subject to adjustment to equal the actual 1999 sales of Nortech, reduced dollar for dollar in the event Nortech's independent auditors determine that gross sales for 1999 are less than $789,119.

Prior to the 1999 Annual Meeting of Stockholders, a proposal to increase the authorized capital of Nortech from 3,750,000 to 15,000,000 common shares was approved by a majority of the stockholders.

THE FLORAL SALES BUSINESS

IN GENERAL

Nortech is an integrated retailer and marketer of flowers, plants, and complementary gifts and decorative accessories. It operates the largest chain of floral specialty retail stores in the Minneapolis/St. Paul metropolitan area. The Company's plan is to build brand name recognition in the North Central United States, and then attempt to expand that brand name recognition nationally. Nortech has sought to accomplish this by integrating its operations throughout the floral supply chain, from product sourcing to delivery, and by managing every interaction with the customer, from order generation to order fulfillment. Nortech ultimately intends to provide all of its retail customers with a unique and enhanced shopping experience under the Stems and Vines brand.

Nortech's retail locations all utilize the brand name, Stems and Vines, and a common advertising theme. The design focus for each location centers on a European garden look. This common theme allows for the inter-company exchange of products and services among Nortech's retail locations. The inter-company computer system allows for the centralized location and location-targeted production of arrangements, thereby reducing or eliminating significant cross-location delivery issues.

Nortech serves customers who do not visit or phone our retail stores through its Internet web site, www.stemsandvines.com. Nortech currently promotes its web site on leading Internet properties, including Yahoo! To ensure superior customer service and efficient order processing, Nortech operates a central call center. To distribute orders in markets where Nortech does not have its own stores, Nortech uses several flowers-by-wire services, including FTD, Florafax and American Floral Services
(AFS).

Management believes that the execution of this integrated operating model will make the stems and vines brand synonymous with superior service, quality and value.

Nortech operates twelve floral retail stores and one central production/call center. Each store sells fresh cut flowers, green plants, blooming plant, dried floral arrangements, silk flowers and gifts. Nortech provides a wide array of traditional and contemporary designs for over 150 weddings annually. Nortech also performs plant maintenance for corporate customers.

THE FLORAL INDUSTRY.

Supply Chain

The majority of cut flowers sold at retail in the United States are grown outside of the United States, principally in Colombia, Mexico, Ecuador and the Netherlands. Flowers grown outside of the United States are shipped from the farms to importers in the United States. The majority of European products arrive in New York while most Central American and South American products arrive in Miami. After clearing customs and inspections, floral importers divide the flowers into smaller lot sizes and repack the flowers for shipment to wholesalers or bouquet companies. Wholesalers then market the flowers to retail florists, supermarkets, other mass market outlets, and bouquet companies. Flowers sold to bouquet companies are usually arranged and packaged for the consumer market and the bouquets are then sold in bulk by the bouquet companies to supermarkets and mass-market retailers. In aggregate, the supply chain typically delivers a flower to the retailer approximately 10 to 12 days after the flower is first cut. Moreover, the extensive handling of the product and the temperature fluctuations to which it is subjected adversely affect the life of the flower.

Order Generation

Order generators market and advertise in various media to generate floral orders via dial-up numbers, the Internet or direct mail. As order generators typically lack fulfillment capabilities, they forward these orders through a wire service to a retail florist for delivery. Order generators typically receive a fee equal to 20% of the order for their services. Some order generators also impose a service charge on the customer for handling the order. Large order generators typically receive rebates from wire services for sending orders through their services.

Wire Services

Wire services establish networks of retail florists and facilitate the transmission and financial settlement of floral orders among the network members. Wire services publish a membership directory that enables florists to select which florist will deliver an arrangement outside the sending florist's own delivery area. Alternatively, florists can allow the wire service to choose which florist will deliver an arrangement. Some wire services also supply various goods, including vases and other materials, that florists may use in the ordinary course of business.

Wire services typically collect a fee of approximately 7% of the value of an order exchanged via the wire service; however, the fee collected from larger florists and order generators is often offset by a rebate. Wire services also typically charge a monthly membership fee to member florists. Since wire services generally do not own their member florists, they have little control over the quality of the product and service of the delivering florist.

Retail

Retailers sell flowers, plants and, in certain cases, complementary gifts and decorative accessories to customers. Retailers include floral shops, supermarkets, garden centers, discount warehouses and lawn and garden centers. Floral shops also receive orders for out-of-town delivery that they forward, typically through wire services, to other floral shops for fulfillment and local delivery.

THE FLORAL INDUSTRY'S SIZE AND OPPORTUNITY.

Size

The domestic retail floral industry is a large and growing industry with attractive business economics. According to industry sources:

         - Retail floral industry revenue was approximately $15 billion in 1998.

         - When added to the complementary gifts and accessories market, the combined industry exceeds $60 billion.

         - Sales by florists grew by 5.5% in 1998.

         - Gross margins for retailers average approximately 60%.

Opportunity to Create a National Network

Management believes that the domestic retail floral industry presents opportunities for innovation, differentiation and the creation of a national brand due to the following industry characteristics:

         - Highly fragmented, with the top ten floral chains accounting for less than 5% of total retail sales.

         - Absence of a national retail brand.

         - Unique customer purchasing characteristics, with 40% of product orders placed outside of a retail location, approximately 90% of which are local calls made to local florists.

         - Inefficient and decentralized supply chain, with transactions among growers, importers, wholesalers and retailers creating substantial incremental costs but providing little additional value to the end user.

         - Lack of integrated order generation and fulfillment companies.

         - Under-marketed, with marketing expenditures typically less than 3% of sales.

         - Large, under-marketed customer lists.

Opportunity to Grow the Market

We believe the retail floral industry also presents opportunities to expand floral consumption as a result of the following factors:

- The United States is not among the top ten countries in the world in per capita consumption of flowers; per capita spending in the United States is significantly less than that of most western European countries, according to the Floral Council of Holland.

- Favorable customer demographics and lifestyle trends should generate additional industry growth.

- Customers value an extended vase life for flowers, which can be achieved by streamlining the supply chain.

- Retail florists have focused on the gift-giving customer, largely ignoring the opportunity to increase self-consumption.

- The Internet allows for visual merchandising and targeted marketing of flowers.

BUSINESS STRATEGY

Nortech's goal is to become a primary floral and gift retailer and marketer in the United States. It intends to accomplish this by selling a broad selection of floral and floral-related products, providing superior customer service and building strong customer loyalty. Because of our management team's extensive experience in floral sales, and the expansion of Nortech's retail presence, we have become the second largest retail floral chain in the Minneapolis/St. Paul metropolitan area. Nortech believes its management has the skills and experience necessary to establish Stems and Vines as a prominent brand in the floral industry. Key elements of its strategy include:

BUILD A REGIONAL NETWORK OF RETAIL STORES.

Nortech plans to expand its retail operations in order to increase its market share in existing markets and to open and/or acquire stores in new markets where the opportunity exists to become a leading floral retailer, such as Nortech has done in the Minneapolis/St. Paul market. Over the next five years, Nortech's strategy is to develop an expanded retail network in the areas where Nortech has identified a significant market and opportunity to acquire smaller retail operations and integrate them with Nortech's operations.

Nortech's retailing network is based on a "hub-and-satellite" system, which Nortech's management believes is the most efficient operating structure for the retail floral industry based upon the success of the leading floral retail chains. A hub facility serves as a distribution center and warehouse for surrounding satellite stores within a market. Nortech currently operates one hub facility in one market, and it plans to have at least one hub in each of the the major markets in which we will operate, either through acquisition or construction. Management believes that a hub facility will eliminate cost redundancies and delivery inefficiencies resulting from the typically decentralized floral supply chain.

Nortech has developed a concept store that is designed to maximize revenue within the hub-and-satellite network by catering to the walk-in customer. This store will create a unique and enhanced shopping experience through an expanded product mix, innovative merchandising and store design, a knowledgeable staff of professional florists and exceptional customer service. Each of Nortech's retail stores follow this concept store plan, use Nortech's brand name, Stems and Vines, and follow a European garden theme.

BUILD THE ORDER-GENERATION BUSINESSES.

Nortech has developed a customer base which allows it to serve customers who do not visit its retail stores, in order to target Nortech's advertising and promotions. Through the use of more sophisticated database marketing techniques, our strategy is to use our order-generation capabilities to increase non-holiday and advance sales to customers in all channels. Where possible, we expect to distribute orders generated by these businesses through our retail store network, assuring our customers of high-quality products and superior customer service. Most order generators lack fulfillment capabilities and transmit their orders through wire services to independent local florists for production and delivery. We believe our retail stores will provide us with a significant competitive advantage over order generators who lack fulfillment capabilities, particularly at holidays and other peak times.

Nortech intends to promote its e-commerce operations. Similar to traditional order-generation businesses, we believe that online flower order generation must be coupled with an owned or affiliated local delivery network. This approach provides the greatest ability to manage all aspects of an order, from order taking to delivery confirmation, and ensures product quality and customer service consistency. Our e-commerce strategy is to position Nortech as a premier online floral and related gift marketer through a multi-branded strategy targeted at specific audiences. To promote its web site, Nortech has marketing contracts with major online portals, including Yahoo! We also intend to continually upgrade our website offerings in order to provide existing and new customers with broad product offerings and convenient ordering processes.

IMPROVED INFORMATION SYSTEMS.

Nortech's plan is to develop information systems that will give us a competitive advantage. Improved information systems will allow us to enhance the customer's overall experience across our retail network and throughout our order-generation businesses. By combining enhanced information systems with sophisticated merchandising, database and supply chain management techniques, we believe these information systems will improve our profitability.

THE MARKET

In general, the geographic market area for walk-in traffic for each store extends approximately to a six mile radius. Telephone sales and long terms relationships have created an extended customer base for Nortech. Wire service orders account for approximately 20% of Nortech's business.

PRODUCTS AND SERVICES

Retail Stores

Nortech owns twelve retail flower stores in the Minneapolis/St. Paul metropolitan area, and one production/call center, which receives and distributes inventory to each of the stores. Each location sells fresh cut flowers, green plants, blooming plants, dried floral arrangements, silk flowers, balloon bouquets, and gifts. Each store draws walk-in traffic from an approximate six mile radius. The stores also each have established a customer base which extends beyond the six mile area. These customers place telephone sales with Nortech for flower deliveries. The central production facility is located at 2509 West County Road B, Roseville, MN 55113. The locations of the retail stores are:

Stems and Vines on Grand
949 Grand Avenue
St. Paul, MN 55105

JDB Florist
515 Owens
Stillwater, MN 55082

Holm & Olson
Carriage Hill Plaza-Holm & Olson
Lowry Medical Building
350 St. Peter Street
St. Paul, MN 55102

Holm & Olson
2100 North Snelling
Roseville, MN 55113

Rossi's Floral Shop
386 West Bernard Street
West St. Paul, MN 55118

Lake Elmo Floral
3479 Lake Elmo Blvd.
Lake Elmo, MN 55042

Northfield Floral
640 South Water Street
Riverpark Mall
Northfield, MN 55057

Stems and Vines of White Bear Lake
1971 Whitaker Street
White Bear Lake, MN 55110

Julie's Stems and Vines on 50th
813 West 50th Street
Minneapolis, MN 55419

Cedar Lake Floral
1822 East Lake Street
Minneapolis, MN 55419

Rosacker's Flowers and Gifts
2315 18th Avenue NE
Minneapolis, MN 55418

Valerie's Fresh Flowers
582 Prarie Center Drive
Eden Prarie, MN 55344

Nortech's retail stores follow a European garden theme and creates a unique and enhanced shopping experience for our customers. Our stores feature specially designed fixtures, are divided into easy-to-shop categories and feature professionals demonstrating the art of flower arranging. The store design is intended to give customers a warm, inviting place to browse and learn about Nortech's products.

In our stores, customers will find fresh-cut flowers and bouquets displayed creatively and in abundance, with informational tags and signage to guide the customer through the store. The traffic pattern of Nortech's stores draws customers through the store in a logical progression, exposing the customer to the breadth of available floral products and gift items. In addition to flowers and plants, our stores carry a number of complementary gifts and decorative accessories, gourmet confections, gift baskets, decorative accessories, collectibles and seasonal/holiday decorations. We believe that expanding the product mix of our stores to include these products is a natural extension of our floral product offerings since these products, like flowers, are commonly used as gifts to communicate personal expressions to others and for self-consumption to create a warm and friendly home environment. We believe that offering gifts and decorative accessories will not only enable us to meet the needs of our existing customers who currently purchase these products at competing specialty retailers, but will also allow us to attract new customers who do not normally purchase flowers or plants.

In addition to providing our customers with a unique and enhanced in-store experience and a broader array of merchandise, we are committed to providing superior customer service. We intend to provide same-day delivery on a regional scale from all distribution points, and expanded hours through our call center, and to offer customers the opportunity to place orders 24 hours a day, 7 days a week.

WIRE SALES

Nortech receives and forwards wire orders and fills wire orders for flowers. Nortech is a member of all three major wire services; FTD, American Floral Service (AFS) and Teleflora.

WEDDINGS

Nortech provides a wide array of traditional and contemporary wedding floral designs for approximately 150 weddings annually.

RAW MATERIALS AND SUPPLIERS

Nortech obtains fresh cut flowers from many different suppliers; primarily Everflora and Koehler-Dramm, Inc.

PATENTS AND TRADEMARKS

Nortech is the owner of the domain name, www.stemsandvines.com.
Nortech applied in March, 2000 for federal registration of the trademark, "Stems and Vines."

EMPLOYEES

Nortech currently has 140 employees; primarily retailers and florists. Nortech is not subject to any collective bargaining agreements and believes that its labor relations are good.

COMPETITION

Nortech faces intense competition throughout the retail floral industry. Our retail stores compete with traditional floral shops, supermarkets, garden centers,vendors and other retailers based upon price, credit terms, breadth of product offering, product quality, customer service and location. We also compete with gift and other specialty retailers with our non-floral products. Nortech's Internet order-generation businesses faces significant competition from many other companies whose financial resources are superior to that of Nortech, who provide similar services, such as Bachman's.

GOVERNMENT REGULATION

Nortech is subject to laws and regulations that are applicable to various Internet activities. There are many legislative and regulatory proposals under consideration by federal, state, local and foreign governments and agencies, including matters relating to online content, Internet privacy, Internet taxation, access charges, liability for information retrieved from or transmitted over the Internet, domain names, database protection, unsolicited commercial e-mail messages and jurisdiction. New regulations may increase our costs of compliance and doing business, decrease the growth in Internet use, decrease the demand for our services or otherwise have a material adverse effect on our business.

Nortech is also subject to federal, state and local environmental, health and safety laws and regulations. Under environmental laws, we may be responsible for investigating and remediating environmental conditions relating to conditions at the numerous real properties at which we operate. These obligations could arise whether we own or lease the property. We are not aware of any pending federal environmental legislation that we expect to have a material adverse impact on our company.
Item 2. Management's Discussion and Analysis of Plan of
Operations

The following discussion and analysis provides information that management of Nortech believes is relevant to an assessment and understanding of the Company's results of operations and financial condition. This discussion should be read in conjunction with the accompanying audited financial statements and footnotes.

FORWARD LOOKING STATEMENTS

Certain statements contained herein are forward-looking statements within the meaning of the Securities Act of 1933 and the Securities and exchange Act of 1934 that involve a number of risks and uncertainties. Such forward-looking information may be indicated by words such as will, maybe, expects or anticipates. In addition to the factors discussed herein, among the other factors that could cause Nortech's actual results to differ materially from current expectations are the following: business conditions and growth in the plant protection industry and the general economy; competitive factors such as rival manufacturers and sellers of plant and tree protection products and price pressures; availability of product component chemicals at reasonable prices; inventory risks due to shifts in market demand; and risks presented from time to time in reports filed by Nortech with the Securities and Exchange Commission, including, but not limited to Nortech's audited financial statements for the year ended December 31, 1999, enclosed herein.

GENERAL

Nortech has developed, introduced and marketed a ready to use deer repellent called TREE GUARD. It is formulated to discourage animals from browsing on plants such as flowers, shrubs and trees. Nortech believes based on it own testing and experience that TREE GUARD fills a significant niche in the commercial as well as lawn and garden repellent market.

TREE GUARD sales occur primarily among independent lawn and garden centers (51%). The second largest segment is commercial (26%) which consists of forestry and professional accounts. The TREE GUARD formula is sold and marketed under two alternate brand names commonly referred to as private brands. They are "This One Works" and "Grants Deer Repellent".

The largest market segment is retail lawn and garden centers served by independent lawn and garden distributors. Nortech's independent distributors sell to lawn and garden retailers. Bachman's is an example of the lawn and garden retailer in the Minneapolis area.

Besides TREE GUARD sales, Nortech marketed private brand products to Voluntary Purchasing Group and Grant's. Voluntary Purchasing Group sells to independent lawn and garden markets. "This One Works" consisted of ten percent of sales and Grant's Deer Repellent consisted of eighteen percent of sales in the year ending December 31, 1999.

Grant's was added as a private brand distributor in order to penetrate the mass merchandise market. Grant's is a wholly owned subsidiary of Central Garden and Pet, a major distributor in the green industry. Central Garden & Pet Company is headquartered in Lafayette, California. It has 28 regional offices across the United States with three hundred salesmen. Grant's was selected as a partner because it markets to mass merchandisers like Wal-Mart. Nortech has not been successful in penetrating the mass merchandise market. The arrangement with Grant's allowed Nortech to begin participating in the mass merchandise market without the usual exposure to mass merchandiser performance and pricing policies. Sales to Grants constituted thirteen percent of sales in 1998 and 1999.

On February 3, 2000, Nortech purchased all of the outstanding stock of FL Floral, Inc. and Floral, Inc., and began operating a chain of "Stems and Vines" retail floral stores along with a floral sales Internet web site. Simultaneously with the acquisition of FL Floral, Inc. and Floral, Inc., Nortech sold all of the assets and goodwill associated with its animal repellent business, and began to focus on operating the floral stores and expanding the commerce on its Internet site.

RESULTS OF OPERATIONS

Year Ended December 31, 1998 Compared to Year Ended December 31,
1999

Sales for the year ended December 31, 1999 were $789,119 compared to $712,461 reported in 1997. The increased sales were a direct result of targeting the best independent distributors and then working with them to sell TREE GUARD. Nortech attended an increased number of distributors shows and regional trade shows. Nortech conducted a limited direct mail campaign to garden centers and garden writers. Nortech offered seasonal sales discounts and dating to traditional independent distributors.

Gross profit for the year ended December 31, 1999 was $531,255 or 67.5% of sales as compared to $475,348 or 66% for 1998. The increase in margin is a result of increased direct sales of TREE GUARD and production efficiencies associated with increased volume.

Sales and marketing expense increased to $197,096 during the year ended December 31, 1999, compared to $160,066 during 1998. The increase is made up almost entirely of advertising and public relations.

Administrative Expense decreased to $235,553 during the year ended December 31, 1999, compared to $273,546 during 1998.

Interest expense decreased to $22,230 for the year ended December
31, 1999, down from $31,682 during 1998.

Nortech incurred a net loss of $28,832 or $(.01) per share, for the year ended December 31, 1999, compared to a net income of $13,538 or $.01 per share, for the year ended December 31, 1998. Although income from operations contributed $98,607 a one time write-off of a failed acquisition of $109,445 created the net loss for 1999.

Liquidity and Capital Resources

At December 31, 1998, Nortech had current assets of $238,907 and current liabilities of $224,867, resulting in a working capital surplus of $14,040, compared to current assets of $275,071 and current liabilities of $189,045, resulting in a working capital surplus of $86,026. The increase in working capital is primarily attributable to the sale of common stock.

Nortech's primary source of financing has been proceeds from sales of equity and receivable financing. Nortech continues to pursue an equity infusion from a private offering of its common stock.

During the first half of 2000, Nortech intends to raise additional capital through private offerings or debt financing. Furthermore, Nortech believes that, in order to achieve aggressive market penetration objectives it may be required to raise additional capital during 2000. No assurances can be given that Nortech will be successful in acquiring short-term or long-term financing necessary for operations, or that such a sales program will be successful. Failure to obtain the necessary financing will materially adversely affect Nortech's ability to continue operations.

PLAN OF OPERATIONS

Nortech is engaged in the business of retail sales of flowers and gifts through its twelve retail locations in the Minneapolis/St. Paul metropolitan area, telephone sales, and e commerce sales through its Internet web site. Nortech has recently shifted its business emphasis to retail floral sales.

Nortech has financed its operations to date through the sale of its securities. Nortech's plan of operations over the next 12 months to expand its retail presence and to promote Internet sales from its e-commerce web site. This will require the raising of additional capital, and there can be no assurance that Nortech will be able to raise the capital required to accomplish these goals. The predecessor to the floral business, FL Floral, Inc. and FL Flowers, Inc., generated $2,702,285 in net sales in the year ended December 31, 1999, which resulted in a gross profit of $1,883,818. Management predicts that Nortech's cash flow will be equal to or surpass these figures for the current fiscal year. Nortech will rely on this pro forma cash flow, and additional equity financing to satisfy its cash requirements during the next twelve months. There can be no assurance that Nortech will be successful in raising additional equity financing. Nortech intends to undertake a subsequent private placement of its common stock in order to raise future development and operating capital. Nortech depends upon capital to be derived from future financing activities such as subsequent offerings of its stock. Nortech anticipates no research and development costs over the next twelve months. Nortech does not expect the purchase or sale of plant or any significant equipment, and it does not anticipate any change in the number of its employees. Nortech has no current material commitments, except for its employment contracts with management.

Item 3. Description of Property

Nortech leases approximately 1,650 square feet of office space in a light industrial complex in the Saint Paul Midway area.
Nortech's current lease expires October 30, 2001. Under the current lease, gross monthly rent is $1,700 including utilities, janitorial service and property taxes.

Management believes Nortech's current facility, or a similar facility, can accommodate its needs, for the foreseeable future.

Nortech leases a central production facility is located at 2509 West County Road B, Roseville, MN 55113, consisting of 10,701 square feet of warehouse space and 512 square feet of office space, for a 36 month term which expires on October 31, 2001, at a monthly rental of $4,616.02. The monthly rent will increase to $4800.66 on November 1, 2000.

Nortech owns office equipment, computer systems, and leasehold improvements on its retail floral stores. It holds leases on each of its locations, which are all entered into with unrelated parties, with the exception of 1822 East Lake Street, Minneapolis, MN, which is leased to Nortech by FL Properties, LLC, a Minnesota limited liability company beneficially owned by C.E.O. Donald Lindstedt and president Steve Fahrner. A schedule of the leases is as follows:

Location                     Term            Monthly Rent

Stems and Vines on Grand     Exp. 11/30/03   $1,250 plus taxes
949 Grand Avenue
St. Paul, MN 55105

JDB Florist                  Exp.  1/31/01   $1,525
515 Owens
Stillwater, MN 55082

Holm & Olson                 Month to Month  $1,750 plus taxes
Carriage Hill Plaza
Holm&Olson
Lowry Medical Building
350 St. Peter Street
St. Paul, MN 55102
(1000 square feet)

Holm & Olson                 Exp. 2000       $2,315.33 plus taxes
2100 North Snelling                           and 7% gross sales
Roseville, MN 55113

Rossi's Floral Shop          Exp. 8/31/04    $1,255.00 plus
                                              common area
386 West Bernard Street
West St. Paul, MN 55118
1,250 square feet

Lake Elmo Floral             Month to Month  $1,500
3479 Lake Elmo Blvd.
Lake Elmo, MN 55042

Northfield Floral            Month to Month  $2,000
640 South Water Street
Riverpark Mall
Northfield, MN 55057

Stems and Vines of
White Bear Lake              Exp. 6/20/02   $1,673
1971 Whitaker Street
White Bear Lake, MN 55110


Julie's Stems and Vines      Exp. 8/31/2001   $1,765 plus common
813 West 50th Street                          area charges
Minneapolis, MN 55419
1,253 square feet

Cedar Lake Floral            Exp. 3/31/2004    $3,183 plus taxes
1822 East Lake Street
Minneapolis, MN 55419

Rosacker's Flowers and Gifts  Exp. 10/31/2003   $5,462.08
2315 18th Avenue NE                             With option to
Minneapolis, MN 55418                           triple net
6013 square feet

Valerie's Fresh Flowers       Exp.12/31/00      $2,698
582 Prarie Center Drive
Eden Prarie, MN 55344

Item 4.  Securities Ownership of Certain Beneficial Owners and
         Management

The following table sets forth certain information regarding the beneficial ownership of the shares of Common Stock of the Company as of the end of the fiscal year, 1998, by (I) each person who is known by the Company to be the beneficial owner of more than five percent (5%) of the issued and outstanding shares of common stock, (ii) each of the Company's directors and executive officers, and (iii) all directors and executive officers as a group.

Name and Address          Number of Shares    Percentage Owned
----------------          ----------------    ----------------

Don Lindstedt                  1,522,967      18.835%
Post Office Box 15103
Minneapolis, MN 55145

Steve Fahrner                  1,522,966      18.835%
Post Office Box 15103
Minneapolis, MN 55145

Gary Borglund                  100,000          1.24%
400 South 4th Street
Minneapolis, MN 55415

Calvin Blanchard               100,000          1.24%
Post Office Box 15103
Minneapolis, MN 55145

Richard Neslund                561,315             7%
15210 Wayzata Blvd.
Wayzata, MN 55391

All directors and
officers as a group            3,305,933       40.15%
_____________
Based on 8,084,354 shares outstanding as of May 24, 2000

Item 5.  Directors, Executive Officers, Promoters and Control
Persons

Directors are elected by the shareholders to terms of one year. Officers serve at the pleasure of the Board of Directors, and serve one year terms unless removed by the Board prior to their terms. On February 3, 2000, pursuant to the share purchase agreement with FL Floral and Floral, Inc., the Board of Directors of Nortech appointed Don Lindstedt and Steven Fahrner as the provisional Board of Directors, to serve until the next election.

The Executive Officers of Nortech and their ages are as follows:

 Name                     Age          Position

Don Lindstedt             47           Director, CEO

Gary L. Borglund          52           Chairman

Steven Fahrner            47           President, Director,
                                       Operating Officer

Calvin E. Blanchard       47           Chief Operating officer
                                       Secretary, Director

Don Lindstedt. Mr. Lindstedt is the Director, and Chief Executive Officer of Nortech since February 3, 2000. Prior to February 3, 2000, he was the Chief Executive Officer of FL Flowers, Inc. and FL Floral, Inc., from December 1, 1998 through February 3, 2000. From 1996 through May, 1999 he was a partner in REM Rehab-ilitation, a rehabilitation company, where he was Chief Operating Officer of an $8 million four state operation with nearly 200 employees. From 1994 through 1996, he was owner and Chief Financial Officer of Comprehension Rehabilitation, Inc. From 1995 though 1998 he was Co-founder and owner of Infinite Health, L.L.C. From 1993 through 1995, he was Vice President/Operations of Express Systems, Inc. From 1990 through 1993, he was General Manager for River Ridge Rehabilitation, Inc. From 1988 through 1996, he also acted as an independent business consultant, providing management and financial consulting services, as President of CityView Financial Services, Inc. Mr. Lindstedt holds a Bachelor of Arts degree in Accounting from Metropolitan University, 1993.

Steve Fahrner. Mr. Fahrner is the President and Director of Nortech since February 3, 2000. He was the President of FL Flowers, Inc. and FL Floral, Inc., from December, 1998 through February 3, 2000. From 1997 through May, 1999, he was the head of the Physical Therapy Division of REM Rehabilitation and the Company's clinical administrator. From 1984 through 1997, he owned and operated Renew Rehabilitation, which he sold to his partner upon joining REM. Mr. Fahrner holds a Bachelor of Science degree in Physical Therapy from the University of Wisconsin, 1976.

Gary L. Borglund. Mr. Borglund is Chairman and Director of Nortech, since February 3, 2000, and formerly served as President and Chief Executive Officer of Nortech, from January 3, 1998 to February 3, 2000. He also serves as President, Director and Chief Executive Officer of Global Games, Inc., since August 21, 1997. He also serves as a Director of Red Oak Management Company. From 1990 through 1996, Mr. Borglund was Executive Vice President of Northern Financial Partners, a direct mail contractor. From 1988 through 1990, he was Vice President of Sales for Greenhaven Marketing Corp., a direct mail/insurance company. Prior to that time, Mr. Borglund was a self employed management consultant. Mr. Borglund attended the University of Minnesota, where he majored in Business.

Calvin E. Blanchard. Mr. Blanchard is the Chief Operating Officer and director of Nortech, and has been since January, 1997. He served as Nortech's Chief Operating Officer and General Manager since April 1994. Prior to this, from 1988 to 1994, he served as a Pesticide Registration Supervisor with the Minnesota Department of Agriculture. From 1986 to 1988, he served as the supervisor of technical services for CENEX. Prior to this, from 1977 through 1979, he was employed as a crop consultant with Servi-Tech in Kansas. Mr. Blanchard created Treeguard, the original Nortech product, and guided Nortech through its developmental stages. He graduated in 1977 from Iowa State with a double-major in Plant Pathology and Pest Management. He received his M.S. in Entomology from Texas A&M in 1981. He received an M.B.A. from Carlson School of Business, University of Minnesota in 1986.

Item 6. Executive Compensation

Nortech has written employment agreements with its officers. The only non_cash compensation paid by Nortech is reflected in the following table of shares and warrants granted to executive officers. There were no grants of options or SAR grants given to any executive officers during the last fiscal year.

The salaries of Nortech's officers are set forth in the table below:

Name              Position            Salary            Bonus

Don Lindstedt      CEO                $87,500             0

Steve Fahrner      President          $87,500             0

Gary Borglund      Chairman           $30,000             0

Calvin Blanchard   COO                $87,500             0


Item 7.  Certain Relationships and Related Transactions

In connection with the acquisition of the assets of FL Floral, Inc and Fl Flowers, Inc. on February 3, 2000, Don Lindstedt was issued 1,552,967 shares of common stock of Nortech; Steve Fahrner was issued 1,552,966 shares of common stock, and Gary Borglund was issued 100,000 shares of common stock.

Calvin Blanchard is the founder of the Company and could be deemed to be its promoter. Don Lindstedt and Steve Fahrner are the major controlling shareholders of Nortech and could also be considered to be promoters. No other persons are known to Management that would be deemed to be promoters.

There have been no other transactions since the beginning of fiscal year 1999 or any currently proposed transactions, or series of similar transactions, to which the Company was or is to be a party, in which the amount involved exceeds $60,000, inclusive of cash and noncash transactions, and in which any of the officers, or directors, or holders of over 5% of the Company's stock have or will have any direct or indirect material interest. The Company does not currently have any policy toward entering into any future transactions with related parties.

Item 8. Legal Proceedings

Nortech is not a party to any litigation.

Item 9. Market Price of and Dividends on the Registrant's Common
Equity and Other Shareholder Matters

MARKET INFORMATION

Nortech's Common Stock is traded in the over-the-counter market, and is quoted on the NASD OTC Bulletin Board ("Bulletin Board"), under the trading symbol "NRTC". The market for the Company's Common Stock must be characterized as a limited market due to the relatively low trading volume and the small number of brokerage firms trading in Nortech's Common Stock and acting as market makers. No assurance can be given that the over-the-counter market for Nortech's securities will continue or that the prices in such market will be maintained at their present levels.

The NASD recently added an "E" qualifier to Nortech's symbol, making in "NRTCE," and signifying that Nortech did not comply with the NASD's eligibility rule. If This means that if Nortech fails to bring its financial reports with the SEC current, its quotation on the Bulletin Board will be dropped, and Nortech will then petition for a quotation on the pink sheets. Nortech has recently filed its annual report on Form 10KSB, and has only to file its quarterly report on Form 10Q for the first quarter of 2000 to be compliant. However, there is no assurance that Nortech will accomplish this and thus remain eligible for its quote to remain on the Bulletin Board.

The following table sets forth, for the periods indicated, certain information with respect to the high and low bid quotations of Company's shares of Common Stock. The quotations represent inter-dealer quotations without retail markups, markdowns or commissions and may not represent actual transactions.

                                            Bid
                                  --------------------------
Quarter Ended                      High                 Low
-------------                     -----                -----
March 31, 1999                    $.56                  $.44
June 30, 1999                     $.38                  $.19
September 30, 1999                $.44                  $.25
December 31, 1999                 $.63                  $.13

On March 1, 2000, the high bid and low asked prices for Nortech's shares quoted on the Bulletin Board were $.69 and $.63, respectively.

As of December 31, 1999, there were 4,474,130 shares of Nortech Common Stock issued and outstanding held by approximately 300 holders of record. This number does not include shareholders whose shares are held of record by brokerage houses and clearing corporations on behalf of their customers.

PENNY STOCK STATUS

Nortech's common stock is a "penny stock," as the term is defined by Rule 3a51(1)of the Securities Exchange Act of 1934. This makes it subject to reporting, disclosure and other rules imposed on broker_dealers by the Securities and Exchange Commission requiring brokers and dealers to do the following in connection with transactions in penny stocks:

   1. Prior to the transaction, to approve the person's account for transactions in penny stocks by obtaining information from the person regarding his or her financial situation, investment experience and objectives, to reasonably determine based on that information that transactions in penny stocks are suitable for the person, and that the person has sufficient knowledge and experience in financial matters that the person or his or her independent advisor reasonably may be expected to be capable of evaluating the risks of transactions in penny stocks. In addition, the broker or dealer must deliver to the person a written statement setting forth the basis for the determination and advising in highlighted format that it is unlawful for the broker or dealer to effect a transaction in a penny stock unless the broker or dealer has received, prior to the transaction, a written agreement from the person. Further, the broker or dealer must receive a manually signed and dated written agreement from the person in order to effectuate any transactions is a penny stock.

   2. Prior to the transaction, the broker or dealer must disclose to the customer the inside bid quotation for the penny stock and, if there is no inside bid quotation or inside offer quotation, he or she must disclose the offer price for the security transacted for a customer on a principal basis unless exempt from doing so under the rules.

   3. Prior to the transaction, the broker or dealer must disclose the aggregate amount of compensation received or to be received by the broker or dealer in connection with the transaction, and the aggregate amount of cash compensation received or to be received by any associated person of the broker dealer, other than a person whose function in solely clerical or ministerial.

   4. The broker or dealer who has effected sales of penny stock to a customer, unless exempted by the rules, is required to send to the customer a written statement containing the identity and number of shares or units of each such security and the estimated market value of the security. The imposition of these reporting and disclosure requirements on a broker or dealer make it unlawful for the broker or dealer to effect transactions in penny stocks on behalf of customers. Brokers or dealers may be discouraged from dealing in penny stocks, due to the additional time, responsibility involved, and, as a result, this may have a deleterious effect on the market for Nortech's stock.

 (1) The above quotations reflect inter-dealer prices, without retail mark up, mark down or commission and may not represent actual transactions.

 (2) Source of information: Stockmaster Stock Quotation Service
(Stockmaster.com) and Freerealtime.com, NASD Bulletin Board.

 SECURITY HOLDERS

The approximate number of record holders of shares of the common stock of Nortech outstanding as of December 31, 1999 was 300.

DIVIDENDS

No dividends have been declared or paid on Nortech's common stock, and Nortech does not intend to pay dividends in the near future.

Item 10. Recent Sales of Unregistered Securities

Each of the following issuances by Nortech of the securities sold in the transactions referred to below were not registered under the Securities Act of 1933, as amended, pursuant to the exemption provided under Section 4 (2) thereof for transactions not involving a public offering.

During 1998, Nortech completed an offshore offering of common stock for $.30 per share. Nortech issued 400,000 shares in this offering and received subscriptions totaling $120,000. During 1999, Nortech completed an additional offshore offering of common stock for $.50 per share. In this offering, Nortech issued 1,350,000 shares of common stock and received subscriptions of $675,000. All of the subscriptions are still outstanding and accrue interest at 10%, mature on various dates, and are secured by the underlying stock. Due to the uncertainly of collecting interest due on the subscriptions, interest has not been accrued at December 31, 1999 and 1998.

During 1998, Nortech sold 100,000 shares of its common stock and received proceeds of $107,460, net of issuance costs. During 1999, Nortech sold units consisting of Nortech's common stock and warrants to purchase common stock. Nortech issued 675,000 shares of common stock and 135,000 warrants to purchase common stock and received proceeds of $39,960, net of issuance costs. The warrants are exercisable for three years.

Item 11. Description of Securities

Common Stock

The Company is authorized to issue 15,000,000 shares of common
Stock at a par value of $.001. The presently outstanding shares of Common Stock are fully paid and non-assessable. There are currently outstanding 4,474,130 shares of Common Stock.

Holders of shares of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders generally. The approval of proposals submitted to stockholders at a meeting other than for the election of directors requires the favorable vote of a majority of the shares voting, except in the case of certain fundamental matters (such as certain amendments to the Articles of Incorporation, and certain mergers and reorganizations), in which cases Delaware law and the Company's Bylaws require the favorable vote of at least a majority of all outstanding shares. Stockholders are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor, and in the event of liquidation, dissolution or winding up of the Company to share ratably in all assets remaining after payment of liabilities. The holders of shares of Common Stock have no preemptive, conversion, subscription or cumulative voting rights.

Under current Delaware law, a shareholder is afforded dissenters' rights which, if properly exercised, may require the Company to purchase his shares. Dissenters' rights commonly arise in extraordinary transactions such as mergers, consolidations, reorganizations, substantial asset sales, liquidating distributions, and certain amendments to the Company's certificate of incorporation.

Item 12. Indemnification of Directors and Officers

DELAWARE STATUTES

Section 145 of the Delaware General Corporation Law, as amended, indemnifies the Company's officers and directors and affects their liability in that capacity, for any expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

CERTIFICATE OF INCORPORATION AND BY-LAWS

The Company's Certificate of Incorporation provides that the directors of the Company shall be protected from personal liability to the fullest extent permitted by law. This provision indemnifies the Company's officers and directors and affects their liability in that capacity, for any expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

The Company's By-laws also contain a provision for the indemnification of the Company's directors (see "Indemnification of the Company's directors (see "Indemnification of Directors and Officers-By-Laws" below.) This provision indemnifies the Company's officers and directors and affects their liability in that capacity, for any expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Item 13. Financial Statements

Independent Auditor's Report dated January 11, 2000
Financial Statements
Balance Sheet
Statement of Operations
Statements of Cash Flows
Statement of Changes in Stockholder's Equity
Notes to Financial Statements

Interim Unaudited financial Statements as of March 31, 2000
Balance Sheet (unaudited)
Statement of Operations (unaudited)
Statement of Cash Flows (unaudited)
Notes to Financial Statements (unaudited)

[CAPTION]
To The Board of Directors
NORTECH FOREST TECHNOLOGIES, INC.
Minneapolis, Minnesota

                     INDEPENDENT AUDITORS' REPORT

We have audited the accompanying balance sheets of Nortech Forest
Technologies,
Inc. as of December 31, 1999 and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Nortech Forest Technologies, Inc. as of December 31, 1998, were audited by other auditors whose report dated January 21, 1999, expressed an unqualified opinion.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nortech Forest Technologies, Inc. as of December 31, 1999, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

LUND KOEHLER COX & ARKEMA, LLP
---------------------------------
Lund Koehler Cox & Arkema, LLP
Minneapolis, Minnesota
January 11, 2000

                        NORTECH FOREST TECHNOLOGIES, INC.

                                 BALANCE SHEETS


                                                                     DECEMBER 31,
                                                              ---------------------------
                                                                    1999            1998
                                                              -----------     -----------
                                            ASSETS
                                            ------
Current assets:
      Cash                                                  $    10,812     $    30,874

      Accounts receivable                                       203,992         126,014
      Inventories                                                51,847          77,269
      Prepaid expenses                                            8,490           4,750
                                                              -----------     -----------
                        Total current assets                    275,071         238,907
                                                              -----------     -----------
Furniture and equipment, net                                     12,896          21,098

Other assets:
      Deferred offering costs                                    37,500               0
      Security Deposit                                            1,665           1,665
       Total other assets                                        39,165           1,665

                                 LIABILITIES AND STOCKHOLDERS' EQUITY
                                 ------------------------------------

Current liabilities:
      Current portion of long-term debt                      $   100,637     $    58,522
      Line-of-credit                                              27,256          77,392
      Accounts payable                                            42,625          67,659
      Accrued expenses                                            18,527          21,294
                                                                 -----------   -----------
                        Total current liabilities                189,045         224,867
                                                                -----------     -----------
Long-term debt, net of current portion                                 0          27,031
                                                                -----------     -----------
      Total liabilities                                          189,045         251,898
                                                                -----------     -----------
Stockholders' equity:
      Preferred stock, par value $.01 per share, 500,000 shares
            authorized; none issued and outstanding                     0               0
      Common stock, par value $.01 per share, 15,000,000 shares
            authorized, 4,474,130 and 2,169,130 shares issued
            and outstanding                                        44,741          21,691
      Additional paid-in capital                                2,585,369       1,843,772
      Subscriptions receivable                                   (727,500)       (120,000)
      Accumulated deficit                                      (1,764,523)     (1,735,691)
                                                                -----------    ----------
        Total stockholders' equity                                138,087           9,772
                                                                -----------    ----------
                                                               $  327,132       $ 261,670
                                                                ===========    ===========


                           See Accompanying Notes to Financial Statements






[CAPTION]
NORTECH FOREST TECHNOLOGIES, INC.
STATEMENTS OF OPERATIONS

                                                                  YEARS ENDED DECEMBER 31,
                                                               -----------------------------
                                                                   1999              1998
                                                               -----------       -----------

Sales                                                          $   789,119       $   712,461

Cost of sales                                                      257,863           237,113
                                                               -----------       -----------

                        Gross profit                               531,256           475,348
                                                               -----------       -----------
Operating expenses:
      Administrative expenses                                      235,553           273,546
      Sales and marketing                                          197,096           160,066
                                                               -----------       -----------
      Total operating expenses                                     432,649           433,612
                                                               -----------       -----------

                        Income from operations                      98,607            41,736

Other income (expense):                                            (22,230)          (31,682)
      Interest expense
      Other income                                                   4,236             3,484
      Write-off of failed acquisition costs                       (109,445)                0
                                                               -----------       -----------
        Total other income (expense)                            $ (127,439)       $  (28,198)
                                                               ===========       ===========
Net income (loss) before income taxes                              (28,832)           13,538

Provision for income taxes                                               0                 0

Net income (loss)                                               $  (28,832)       $  (13,538)
                                                               ===========       ===========


Basic and diluted earnings (loss) per common share          $        (0.01)    $         .01
 diluted earnings (loss) per common share                        3,234,711         2,022,255
                                                               ===========       ===========


                                   See Notes to Financial Statements












[CAPTION]
NORTECH FOREST TECHNOLOGIES, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 1998 AND 1997


                                            COMMON STOCK
                                           ---------------- PAID-IN  SUBSCRIPTION  ACCUMULATED
                                           SHARES   AMOUNT  CAPITAL  RECEIVABLE    DEFICIT       TOTAL
                                           ------   ------  -------  ------------  ----------   ------


BALANCE, December 31, 1997              1,762,880 $17,629 $1,842,907  $   --    $(1,749,229)  $111,307

    Redemption of common stock             93,750    (938)  (149,062)     --            --    (150,000)

   Issuance of common stock, net of
   issuance costs                         500,000   5,000    149,927   (120,000)        -       34,927

   Net income                                --      --        --         --           13,538   13,538
                                           ------   ------  -------  ------------  ----------  ------

BALANCE, December 31, 1998              2,169,130  21,691  1,843,772   (120,000)   (1,735,691)   9,772

   Issuance of common stock, net
   of issuance costs                    2,025,000  20,250    694,710   (607,500)      --       107,460

   Shares issued for services
   Rendered                               280,000   2,800     46,887       --         --        49,687

   Net loss                                  --      --        --          --         (28,832) (28,832)
                                           ------   ------  -------  ------------  ----------   ------

BALANCE, December 31, 1999             4,474,130  $44,741 $2,585,369  $(727,500)  $(1,764,523)$138,087
                                           ======  =======  =======  ============  ===========  =======


                                 See accompanying notes to financial statements


[CAPTION]
NORTECH FOREST TECHNOLOGIES, INC.
STATEMENTS OF CASH FLOWS
Increase (Decrease) In Cash

                                                                       YEARS ENDED DECEMBER 31,
                                                                      -------------------------
                                                                         1999            1998
                                                                      ---------       ---------
Cash flows from operating activities:
      Net income (loss)                                               $(28,832)        $(13,538)
      Adjustments to reconcile net income (loss) to net cash
      flows from operating activities:
            Depreciation                                                 9,807           10,846
            Issuance of common stock for services rendered              12,187                0
            Issuance of notes payable for services rendered                  0            7,500
      Changes in operating assets and liabilities:
            Accounts receivable                                        (77,908)          89,405
            Inventories                                                 25,422            3,755
            Prepaid expenses                                            (3,740)             606
            Other assets                                                     0            3,484
            Accounts payable                                           (25,034)          (3,188)
            Accrued expenses                                             2,676            2,138
                        Cash flows from operating activities           (90,865)        (128,084)
                                                                      ---------       ---------

Cash flows from investing activities:
      Purchase of furniture and equipment                               (1,605)               0
                        Net cash flows from investing activities        (1,605)               0
                                                                      ---------       ---------
Cash flows from financing activities:
      Net increase (decrease in lien of credit                           42,115         (93,358)


      Payments of long-term debt                                        (77,167)        (53,077)
      Proceeds from issuance of common stock, net
      of issuance costs                                                (107,460)         34,927
                                                                      ---------       ---------
      Cash flows from financing activities                               72,408        (111,508)
                                                                      ---------       ---------
     Increase (decrease in cash                                         (20,062)         16,576

     Cash, beginning of year                                             30,874          14,298

     Cash, beginning of year                                          $  10,812       $  30,874
                                                                       =========       =========
     Supplemental cash flows information:
      Cash paid for interest                                          $  22,829       $  30,910
      Cash paid for income taxes                                              0               0

     Non-cash investing and financing activities:
      Stock subscriptions receivable received from
      issuance of common stock, net of issuance costs                 $ 607,500       $ 120,000
     Issuance of common stock for deferred offering costs             $  37,500       $       0
     Redemption of common stock and reimbursement for
     services rendered through issuance of common stock               $       0       $ 157,500
                                                                      =========       =========

                                See accompanying notes to financial statements

























[CAPTION]
NORTECH FOREST TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1999 AND 1998

1. GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES

Nature of Business-
Nortech Forest Technologies, Inc. (Nortech), manufacturers and markets Tree Guard(R) brand deer repellent and is engaged in the development of products designed to protect plants, trees and landscaping from damage by animals and certain acts of nature.

In addition to Tree Guard(R), the Company sells a deer repellent to Voluntary Purchasing Groups (VPG) of Bonham, Texas, and Grant Laboratories of San Leandro, California, under private label agreements. Under these agreements, the Tree Guard(R) formulation is sold in bulk, tanker truckloads, for repacking under the Ferti-lome "This 1 Works" brand name owned by VPG and "Grants Deer Repellent" brand name owned by Grant Laboratories (see note
9)

Accounts receivable - The Company considers all accounts receivable to be fully collectible, accordingly, no allowance for uncollectible accounts has been established. If accounts became uncollectible, they are charged to operations when that determination is made. The Company extends unsecured credit to customers in the normal course of business.

Inventories - Inventories are recorded at the lower of cost
(first-in, first out) or market value.

Depreciation - Property and equipment are recorded at cost.
Depreciation is provided for using straight-line method over periods ranging from three to seven years. Maintenance, repairs and minor renewals are expensed when incurred.

Advertising costs - Advertising costs are charged to expense as incurred. Advertising expense for the years ended December 31, 1999 and 1998 was $59,877 and $27,557.

Earnings per common share - During 1999, the Company adopted Statement of Financial Accounting Standards No. 128 "Earnings Per Share" (Statement 128). Statement 128 requires disclosures of basic earnings (loss) per share (EPS) and diluted EPS. Basic EPS is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the year. Diluted EPS is computed by dividing net income by the weighted average common shares outstanding and dilutive common equivalent shares assumed to be outstanding during each period. Dilutive common stock equivalents are not included in computations of diluted EPS if their inclusion would be antidilutive. Antidilutive common equivalent shares issuable based on future exercise of stock options and warrants could potentially dilute EPS in future years.

Management's use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of financial instruments - The carrying amounts for all financial instruments approximates fair value. The carrying amounts for cash, accounts receivable, accounts payable and accrued expenses approximate fair value because of the short maturity of these instruments. The fair value of debt approximates the current rates at which the Company could borrow funds with similar remaining maturities.

Reclassifications - Certain accounts in the prior year financial statements have been reclassified for comparative purposes to conform with the presentation in the current year financial statements. These reclassifications had no effect on net income or stockholders' equity.

(2)    INVENTORIES

Inventories consisted of the following at December 31:


                                         1999           1998
                                       -----------------------
    Raw materials                    $   37,123    $ 55,638
    Finished goods                       14,724      21,631
                                       -----------------------
        Total inventories            $   51,847    $ 77,269
                                       -----------------------
(3)    PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31:


                                        1999           1998
                                       -----------------------
    Furniture and fixtures           $   33,356    $ 33,356
    Office equipment                     24,288      22,683
    Warehouse equipment                   6,639       6,639
    Less: accumulated depreciation      (51,387)    (41,580)
                                       -----------------------
        Total property and equipment  $  12,896    $ 21,098
                                       -----------------------
(4)    LINE OF CREDIT

The Company has a $200,000 revolving line of credit with Itasca Business Credit, LLC, which is due on demand. The Company can obtain advances of up to 75% of accounts receivable to a maximum of $200,000. Borrowings under the revolving line of credit bear interest at prime plus 9% (17.5% at December 31, 1999) and are secured by substantially all of the Company's assets. Outstanding Borrowings were $100,637 and $58,522 at December 31, 1999 and 1998.

(5)    LONG-TERM DEBT

Long-term debt consists of a note payable issued to a former employee as part of a lawsuit settlement. The note is payable in monthly installments of $7,000, bears interest at 9.5%, matures in 2000 and is secured substantially all of the Company's assets. The outstanding balance was $27,256 and $104,423 at December 31, 1999 and 1998.

(6) INCOME TAXES

The Company has incurred net operating losses for both financial reporting and income tax purposes. As of December 31, 1999, the Company had net operating loss carryforwards of approximately $1,763,000, which, if not used, will begin to expire in 2007. Future changes in the ownership of the Company may place limitations on the use of these net operating loss carryforwards. The Company has recorded a full valuation allowance against the net deferred tax asset due to the uncertainty of realizing the related benefits.

                                        1999              1998
                                       ---------          -----
Net operating loss carryforwards      $ 705,000        $ 684,400
       Less: valuation allowance       (705,000)        (684,400)
                                       ---------          -----
              Net deferred taxes      $       0        $       0

(7) STOCKHOLDER'S EQUITY

Regulation S offerings-During 1998, the Company completed an offering of common stock for $.30 a share. The Company issued 400,000 shares of common stock and received stock subscription agreements totaling $120,000. During 1999, the Company completed an additional offering of common stock for $.50 a share. The Company issued 1,350,000 shares of common stock and received stock subscription agreements totaling $675,000 and incurred $67,500 of issuance costs. These costs will be paid as proceeds from collection of the stock subscriptions are received. All of the outstanding stock subscription agreements accrue interest at 10%, mature at various dates through July 2000 and are secured by the underlying common stock. Due to the uncertainty of collecting interest on the notes, interest has not been accrued at December 31, 1999 and 1998.

Sales of common stock-During 1998, the Company sold 100,000 shares of its common stock and received proceeds of $34,927, net of issuance costs. During 1999, the Company sold units consisting of the Company's common stock and warrants to purchase common stock. The Company issued 675,000 shares of common stock and 135,000 warrants to purchase stock at $.80 per share and received proceeds of $107,460, net of issuance costs. The warrants are exercisable for three years.

Stock warrants-Outstanding stock warrants consisted of the
following:
                                  Number of           Per share
                                  Warrants            Price
                                  -----------         -----------
Outstanding-December 31, 1997       249,088         $1.50-$4.00
  Granted                                 0                 .00
Canceled or expired                 (50,000)               1.00
                                  -----------        ------------
Outstanding-December 31, 1998       199,088         $1.50-$4.00
  Granted                           135,000                 .80
Canceled or expired                (100,000)               1.30
                                  -----------        ------------
Outstanding-December 31, 1999       234,088         $ .80-$4.00

Stock option plan - The Company has a qualified stock option plan, which authorizes a maximum of 200,000 shares of common stock for issuance under the plan. The Board of Directors may grant options at their discretion, provided the purchase price of the option equals the market price of the Company's stock on the date of the grant. In addition, the Company has nonqualified stock option plan that allows for issuance of 200,000 shares of common stock under the plan under terms outlined in the agreement. The options under both plans are exercisable for a period of ten years from the date of grant and vest over various periods.

Information regarding the Company's stock options is summarized below:


















                                                             Weighted          Range of
                                              Number of      Average           Option
                                              Options        Exercise Price    Exercise Price
                                            -----------------------------------------------

Options outstanding - December 31, 1997       153,938      $       1.60      $   1.50-4.00
Granted                                        75,000              1.60               1.60
Canceled or expired                            (2,500)             1.00               1.00
Exercised                                         0
                                            ----------        ----------       ------------
Options outstanding - December 31, 1998        226,438              1.61          1.50-4.00
  Granted                                            0                -                 -
  Canceled or expired                                0                -                 -
  Exercised                                          0                -                 -
                                            ----------        ----------       ------------
Options outstanding - December 31, 1999        226,438              1.61           1.50-4.00
                                            ----------        ----------       ------------
Options exercisable - December 31, 1999        226,438              1.61           1.50-4.00

Weighted average fair value of options granted
during the year ended December 31, 1999.                    $        .00


Options outstanding at December 31, 1999 have a weighted average remaining contractual life of 7.56 years.

The Company applies APB Opinion 25 "Accounting for Stock Issued to Employees" and related Interpretations in accounting for its stock options. Accordingly, no compensation cost has been recognized for its stock options. Had compensation cost for the Company's stock options been determined based on the fair value at the grant dates consistent with the method of Statement of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation" (Statement 123), the Company's net income (loss) and EPS would not have changed.

In determining the compensation cost of the options granted during 1998, as specified by Statement 123, the fair value of each option grant has been estimated on the date of grant using the Black-Scholes option pricing model and the weighted average assumptions used in these calculations are summarized below:

Risk free interest rate                   6.50%
Expected life of the options granted      10 years
Expected volatility of options granted    25%
Expected dividend yield                   0.00%

(8)   COMMITMENTS AND CONTINGENCIES

      Operating leases - The Company leases office space under a lease expiring October 2001. Base rent is $1,700 per month, increasing to $1,734 during the term of the lease. In addition, the lease requires the Company to pay its pro rata share of real estate taxes. Rent expense was $20,770 and $24,000 for the years ended December 31, 1999 and 1998.

Future minimum rental payments are as follows for the years ending December
31:

                              2000                $   20,465
                              2001                    17,344
                              ----                    ------
                                Total             $   37,809

Major customers - The Company had sales to two customers representing approximately 26% of total sales for the year ended December 31, 1998. The Company had accounts receivable from five customers representing approximately 66% of total accounts receivable at December 31, 1999 and accounts receivable from four customers representing approximately 76% of total accounts receivable at December 31, 1998.

Employment agreement - The Company has an employment agreement with one of its officers. The agreement requires minimum annual compensation of $65,000 through December 2000.

(9)    SUBSEQUENT EVENTS (UNAUDITED)

Sale of Tree Guard(R) Assets - On February 3, 2000, the Company sold all of the assets, net of certain liabilities associates with its Tree Guard brand deer repellant, including accounts receivable, inventories and certain prepaid expenses for $850,000.

Acquisition of FL Floral, Inc. and FL Flowers, Inc. - On February 4, 2000, the Company acquired 100% of the outstanding stock of FL Floral, Inc. and FL Flowers, Inc. The Company issued 3,206,245 shares of common stock for these acquisitions. The purchase agreement contains stock incentives based on future sales up to a maximum of 6,412,474 shares of common stock. In conjunction with the purchase, the Company entered into employment agreements with the two previous owners of the Fl Floral, Inc. and FL Flowers, Inc. and a current officer of the Company. The agreements require annual compensation ranging between $36,000 and $87,500 expiring through December 2002.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

The former accountant, Stirtz, Bernards, Boyden,Surdel & Larter, did not resign, or decline to stand for re election. It was dismissed by the Company in June, 1999. The decision to change accountants was approved by the Board of Directors. There were no disagreements with the former accountant on any matter of accounting principle, or practice, financial statements disclosure or auditing scope or procedure. The former accountant has indicated its agreement with the statements made by the Company concerning the change in the Company's independent accountant. The Company has fully authorized the former accountant to respond fully to the inquiries of the successor accountant concerning all of the Company's financial reports and audits. The new accountant, Lund Koehler Cox & Arkema LLP was engaged in June, 1999.































                          NORTECH FOREST TECHNOLOGIES, INC.
                                   BALANCE SHEETS
                     March 31, 2000(unaudited) and December 31, 1999



                                                           December 31,       March 31,
                                                           1999               2000
                                                           -----------     ----------
                                            ASSETS
                                            ------
Current assets:
      Cash                                                $    10,812     $   403,043
      Accounts receivable                                     203,992         317,545
      Inventories                                              51,847         284,000
       Prepaid expenses                                         8,490          27,025
                                                            -----------     -----------
                        Total current assets                  275,071       1,031,613
                                                            -----------     -----------
Property and equipment
Furniture and equipment, net                                   12,896         549,444
                                                            -----------     -----------
 Total property and equipment                                  12,896         549,444
Other assets:
      Deferred offering costs                                  37,500               0
       Goodwill                                                     0         333,655
      Security Deposit/Start up costs                           1,665          77,957
                                                            -----------     -----------
       Total other assets                                      39,165         411,612

Total Assets                                              $   327,132     $ 1,992,669
                                                             ===========    ===========

                                 LIABILITIES AND STOCKHOLDERS' EQUITY
                                 ------------------------------------

Current liabilities:
      Current portion of long-term debt                    $   100,637     $         0
      Line-of-credit                                            27,256               0
      Accounts payable                                          42,625         418,380
       Taxes payable                                                                      0
16,318
       Accrued wages                                                                      0
48,640
      Accrued expenses                                          18,527          47,395
                                                               -----------     -----------
                        Total current liabilities              189,045         530,733
                                                               -----------     -----------
Long-term debt, net of current portion                               0         823,648
                                                               -----------     -----------
      Total liabilities                                         189,045       1,354,381
                                                               -----------     -----------
Stockholders' equity:
      Preferred stock, par value $.01 per share, 500,000 shares
            authorized; none issued and outstanding                   0               0
      Common stock, par value $.01 per share, 15,000,000 shares
            authorized, 4,474,130 shares issued
            and outstanding                                      44,741          244,741
       Additional paid-in capital                             2,585,369        2,585,369
      Subscriptions receivable                                 (727,500)       ( 765,000)
     Accumulated deficit                                     (1,764,523)      (1,849,142)
       Net income                                                     0          422,320
                                                              -----------       ----------
                        Total stockholders' equity               138,087          638,288
                                                              -----------       ----------
Total liabilities and equity                                  $  327,132       $1,992,669
                                                              ===========      ===========

[CAPTION]
NORTECH FOREST TECHNOLOGIES, INC.
STATEMENTS OF OPERATIONS

                                                     March 31,           March 31,
                                                     1999                2000
                                                     -----------       -----------
Sales                                               $   164,856       $  918,704

Cost of sales                                            67,646          324,050
                                                     -----------       -----------

                        Gross profit                     97,210          594,654
                                                     -----------       -----------
Operating expenses:
      Administrative expenses                            57,118          706,833
      Sales and marketing                                42,765          114,653
                                                     -----------       -----------
      Total operating expenses                           99,883          821,486
                                                     -----------       -----------

                        Income from operations           (2,673)        (226,832)

Other income (expense):

      Interest expense                                   (7,059)         (21,264)
       Interest income                                       94                0
      Other income                                            0            7,142
       Sale of Tree Guard assets                                         749,488
       Marketing - Mall of America                      (21,251)
       Depreciation
                                                        (25,591)
       Prior year adjustments                           (39,370)
                                                       -----------       -----------
        Total other income (expense)                  $  (7,153)       $  649,154
                                                       ===========       ===========
Net income (loss) before income taxes                    (9,638)          422,322

Provision for income taxes                                    0                 0

Net income (loss)                                     $ ( 9,638)        $  422,322
                                                       ============      ============


Basic and diluted earnings (loss) per common share    $         (0.01)  $         .05
                                                       ============      ============
Outstanding shares of common stock                     4,474,130           8,084,354

































[CAPTION]
NORTECH FOREST TECHNOLOGIES, INC.
STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED MARCH 31, 1999 AND 2000

                                                                       March 31
                                                              -------------------------
                                                                1999            2000
                                                              ---------       ---------

Cash flows from operating activities:
      Net income (loss)                                      $( 9,638)        $422,322
      Adjustments to reconcile net income (loss) to net cash
      flows from operating activities:
            Depreciation                                        2,432           39,370

      Changes in operating assets and liabilities:
            Accounts receivable                                (6,686)         403,043
            Inventories                                        23,263          284,000
            Prepaid expenses                                        0           27,025
            Other assets                                       39,165          411,612
            Accounts payable                                   (9,932)         418,380
            Accrued expenses                                   (2,475)          47,395
                                                               -------       ------------
                        Cash flows from operating activities    ( 920)       1,169,133
                                                               -------       ------------

Cash flows from investing activities:
      Purchase of furniture and equipment                            0               0
                        Net cash flows from investing activities     0               0
                                                               -------       -------------

Cash flows from financing activities:
      Net increase (decrease) in line of credit                  6,152               0


      Payments of long-term debt                                     0               0

                                                               -------       -------------
      Cash flows from financing activities                       6,152              0
                                                               -------       ------------

Net increase (decrease) in cash                                (12,393)

     Cash, beginning of period                                  30,874         10,812

     Cash, end of period                                     $  10,812      $  30,874
                                                              =========      ============
     Supplemental cash flows information:






























[CAPTION]
NORTECH FOREST TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS
PERIOD ENDED MARCH 31, 2000

1.  CONDENSED FINANCIAL STATEMENTS

The financial statements included herein have been prepared by Nortech Forest Technologies, Inc., without audit, pursuant to the rules and regulations of the Securities Exchange Commission. Certain information and note disclosures normally included in financial statements have been prepared in accordance with generally accepted accounting principles have been condensed or omitted as allowed by such rules and regulations. Nortech Forest Technologies, Inc. believes that the disclosures are adequate to make the information presented not misleading. It is suggested that these financial statements be read in conjunction with the December 31, 1999 audited financial statements and the accompanying notes thereto.

Management of Nortech Forest Technologies, Inc. believes that the accompanying financial statements contain all adjustments necessary to present fairly the operations and cash flows for the periods presented.


2. SALE OF TREE GUARD ASSETS AND ACQUISITION OF FLORAL BUSINESS   ASSETS

Sale of Tree Guard(R) Assets - On February 3, 2000, the Company sold all of the assets, net of certain liabilities associates with its Tree Guard brand deer repellant, including accounts receivable, inventories and certain prepaid expenses for $850,000.

Acquisition of FL Floral, Inc. and FL Flowers, Inc. - On February 4, 2000, the Company acquired 100% of the outstanding stock of FL Floral, Inc. and FL Flowers, Inc. The Company issued 3,206,245 shares of common stock for these acquisitions. The purchase agreement contains stock incentives based on future sales up to a maximum of 6,412,474 shares of common stock. In conjunction with the purchase, the Company entered into employment agreements with the two previous owners of the Fl Floral, Inc. and FL Flowers, Inc. and a current officer of the Company. The agreements require annual compensation ranging between $36,000 and $87,500 expiring through December 2002.
Item 15. Exhibits, Financial Statements

(a)Report of Independent Certified Public Accountant dated January 11, 2000

    Financial Statements
    Balance Sheets
    Statement of Loss And Accumulated Deficit
    Statements of Stockholder's Equity
    Statements of Cash Flows
    Notes to Consolidated Financial Statements


(b)    Reports on Form 8-K
       March 31, 2000
       April 13, 2000 (amended)

(c)    Exhibits

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortech Forest Technologies, Inc.

             DON LINDSTEDT
By___________________________________
   DON LINDSTEDT, C.E.O. and Director

   Date: May 30, 2000

     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature                          Title                               Date
-------------------                ------                              ----
Don Lindstedt                   CEO, Director                    May 30, 2000

Steve Fahrner                   President, Director              May 30, 2000

Gary Borglund                   Chairman, Director               May 30, 2000

Calvin E. Blanchard             COO, Director                    May 30, 2000






























 [CAPTION]
                                      NORTECH FOREST TECHNOLOGIES, INC.
                                        EXHIBIT INDEX TO FORM 10-SB


                                                            PAGE NUMBER IN SEQUENTIALLY
                                                            NUMBERED FORM 10-KSB OR
ITEM NO.              ITEM                                  INCORPORATION BY REFERENCE TO
--------              ----                                  -----------------------------


 3.1      Certificate of Incorporation of the    Exhibit 3.1 to Nortech's Form
          Company, as amended                    10-KSB for the fiscal year ended 12/31/95

 3.2      Bylaws of Nortech, as amended          Exhibit 3-2 to Nortech's Form
                                                 10-KSB for the fiscal year ended 12/31/93

10.1*     1995-1996 Incentive Stock Option       Exhibit 10-1 to Nortech's Form
          Plan and form of Agreement             10-KSB for the fiscal year ended 12/31/95

10.2*     1995-1996 Nonqualified Stock           Exhibit 10-2 to Nortech's Form
          Option Plan and form of Agreement      10-KSB for the fiscal year ended 12/31/95

10.3*     Employment Agreement dated  /98        Exhibit 10.3 to Nortech's Form
          with Calvin E. Blanchard               10-KSB for the fiscal year ended 12/31/95

10.4      Toll Manufacturing and Packaging       Exhibit 10-3 to Nortech's Form
          Agreement with Dyno Polymers           10-KSB for the fiscal year ended 12/31/94
          Minnesota Incorporated dated 4/5/94

10.5      Security Agreement dated 7/30/97                                         ----
          between Nortech Forest Technologies, Inc.
          and Itasca Business Credit

10.6      Security Agreement dated 3/6/98                                          ----
          between Nortech Forest Technologies, Inc.
          and Samuel D. Garst

10.7      Repackaging Agreement dated 7/3/96 with Voluntary                        ----
          Purchasing Groups (VPG)

10.8**    Distribution/Repackaging Agreement dated 8/1/96                          ----
          with LESCO, Inc.

10.9      Technology Licensing Agreement dated 11/1/96 with                        ----
          Macfarlan Smith Ltd.

10.10**   Supply Agreement dated 11/1/96 with
          Macfarlan Smith Ltd.                                                     ----

10.11     Investment Agreement dated 10/9/96
          with Richard Neslund                                                     ----

10.12     Employment agreement of Don Lindstedt
          dated Janaury 1, 2000                         Exhibit 1 to Form 8-K Filed April 13, 2000

10.13    Employment agreement of Steven Fahrner
         dated January 1, 2000                          Exhibit 2 to Form 8-K Filed April 13, 2000

10.14    Employment agreement of Gary Borglund
         dated February 3, 2000                         Exhibit 3 to Form 8-K Filed April 13, 2000
16       Letter on change in certifying accountant
        (To be filed within 10 business days of the
         filing of this report)

27      Financial Data Schedule (filed with electronic version                     ----
        only)
                                                    --------------------

*   Management agreement or compensatory plan or arrangement.
**  Confidential Treatment has been requested on certain information pertaining
